CHINA OUMEI REAL ESTATE INC. Floor 28, Block C, Longhai Mingzhu Building No. 182 Haier Road, Qingdao 266000 People’s Republic of China Tel: (86) 532 8099 7969

November 24, 2010

By EDGAR Transmission

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Duc Dang

Re:    China Oumei Real Estate Inc. f/k/a Dragon Acquisition Corporation
          Amendment No. 5 to Registration Statement on Form S-1
          Filed November 2, 2010
          File No. 333-166658

We hereby submit the responses of China Oumei Real Estate Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated November 19, 2010, providing the Staff’s comments with respect to the above referenced registration statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

General

1.

From your disclosure on page 28, we note that you have amended your subscription agreement to reduce the exercise price of the warrants instead of paying cash liquidated damages. Please tell us how you determined that the warrant sales are still considered completed private placements prior to the initial filing of your registration statement in light of the modification to the exercise price.

Company Response: We respectfully submit that the warrant sales are part of a completed private placement that occurred prior to the initial filing of the Registration Statement notwithstanding the subsequent modification to the exercise price for the following reasons:

The Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, Section 3S(b) (Supplement - March 1999) (the “Section 3S(b) Interpretation”) states in relevant part as follows: "In a PIPE transaction (private-investment, public-equity), the staff will not object if a company registers the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. When a company attempts to register for resale shares of common stock underlying unissued, convertible securities, the staff's PIPEs analysis applies to the convertible security, not to the underlying common stock. There can be no conditions to closing that are within an investor's control or that an investor can cause not to be satisfied." We believe that the analysis provided in the Section 3S(b) Interpretation is relevant to the transaction covered by the Registration Statement and weighs heavily in favor of our conclusion that the warrant sales are part of a completed private placement that occured prior to the initial filing of the Registration Statement.

(A)

As we disclosed in the Registration Statement, pursuant to a subscription agreement, dated April 14, 2010 (the “Subscription Agreement”), we issued to the investors an aggregate of 2,774,700 units (the “Units”) for an aggregate purchase price of $11,098,800, or $4.00 per Unit (the “Private Placement”). Each Unit consists of one share of our 6% Convertible Preference Shares, par value $0.002112 per share (the “Preference Shares”), and one warrant to purchase 0.5 ordinary shares (the “Warrants”). The Warrants have a term of 5 years, bear an exercise price of $6.00 per share (subject to customary adjustments), are exercisable on a net exercise or cashless basis and are exercisable by investors at any time after the closing date.

Each investor in the Private Placement became irrevocably bound to purchase a set amount of the Preference Shares and Warrants upon the closing of the Private Placement under the Subscription Agreement and the purchase price for the Preference Shares and Warrants was fully paid for and not subject to any redemption at the closing. Once the investors signed the Subscription Agreement, there were no conditions to closing within the investors' control or that an investor can cause not to be satisfied. The investors were, and continue to be, at market risk as of and at all times after April 14, 2010, including as of the May 7, 2010 filing of the Registration Statement. Each investor made its investment decision on or before the closing and had no further investment decision to make post-closing with respect to the purchase of the Preference Shares and the Warrants.

(B)

Although we adjusted the exercise price of the Warrants pursuant to an amendment to the Subscription Agreement on October 11, 2010, such adjustment did not change the fact that the investors were at market risk at the time of filing of the Registration Statement on May 7, 2010. Neither did the adjustment of the exercise price of the Warrants increase the maximum amount of underlying shares that the investors are entitled to acquire upon a cash or cashless exercise. In addition, the adjustment of exercise price of the Warrants was not made based on the change of market price or a fluctuating ratio. Instead, since the purchase of the Units, the investors have been subject to economic and market risks of ownership, with no assurance of their ability to resell the securities pursuant to an effective registration statement or other exemption from registration, at a profit, in a liquid market or at all. Due to our failure to cause the Registration Statement to be declared effective by the Commission within the time period under the Subscription Agreement, the investors cannot resell the securities pursuant to this Registration Statements as of the date of this letter. As a result, through arm’s length negotiation, we and the investors entered into the amendment, under which, in lieu of the cash liquidated damages amount that would otherwise have been payable by us for our failure to cause the Registration Statement to be declared effective within the prescribed period, we are required to reduce the initial exercise price of the Warrants issued to each investor by $0.08 per calendar month, or portion thereof, until such time that the Registration Statement is declared effective by the Commission.

Based on the foregoing, we believe that the purchase and sale of the Warrants in the Private Placement has been completed and the investors have been at market risk since April 14, 2010, the closing date the Private Placement. We therefore respectfully submit that the shares underlying the Warrants they purchased on that date can be registered for resale.

Risk Factors, page 7

2.

We note your responses to prior comments 1 - 6 of our letter dated October 22, 2010, and the lack of experience of the Director, and presumably the staff, of your accounting department in preparing financial statements in accordance with U.S. GAAP. In that regard, please include a risk factor to disclose the potential material weaknesses in your internal control over financial reporting that may result from this lack of experience and knowledge of U.S. GAAP.

Company Response: We have revised the Registration Statement to include the following risk factor in accordance with this comment:

We may be exposed to potential risks relating to our internal controls over financial reporting and our ability to have those controls attested to by our independent auditors. If we are unable to receive a positive attestation from our independent auditors with respect to our internal controls when we are required under applicable laws, investors and others may lose confidence in the reliability of our financial statements which could affect the trading price of our stock.

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP.

As directed by Section 404 of the Sarbanes-Oxley Act of 2002, or SOX 404, the SEC adopted rules requiring public companies to include a report of management on their internal controls over financial reporting in their annual reports. In addition, the independent registered public accounting firm auditing the financial statements of a company that is not a non-accelerated filer under Rule 12b-2 of the Exchange Act must also attest to the operating effectiveness of the company’s internal controls. Since we just completed the reverse acquisition of Leewell on April 14, 2010, we have not evaluated Leewell and its consolidated subsidiaries’ internal control systems in order to allow our management to report on our internal controls on a consolidated basis as required by these requirements of SOX 404. Under current law, we will be required to complete such evaluation and include the report of management in our annual report for the fiscal year ending December 25, 2010.

We can provide no assurance that our management will conclude that our internal controls over financial reporting are effective, or that our independent registered public accounting firm will issue a positive opinion on our internal controls over financial reporting when we are required under applicable laws. In particular, we may have potential material weaknesses or significant deficiencies in our internal controls over financial reporting due to our accounting staff’s relative lack of experience and knowledge of U.S. GAAP. Our accounting staff (other than our Chief Financial Officer), including the director of our accounting department, have limited experience in preparing financial statements in accordance with U.S. GAAP and will require additional training and assistance in U.S. GAAP. We may also need to hire additional personnel who are experienced in U.S. GAAP.

Failure to achieve and maintain an effective internal control environment could result in our not being able to accurately report our financial results, prevent or detect fraud or provide timely and reliable financial and other information pursuant to the reporting obligations we have as a public company, which could have a material adverse effect on our business, financial condition and results of operations. Further, it could cause our investors to lose confidence in the information we report, which could adversely affect the price of our stock price.

Our business and financial performance may be materially adversely affected ..., page 14

3.

We note your revised disclosure in this risk factor. Please revise to make clear the impact on you and your shareholders of a conclusion by PRC regulatory authorities that you failed to comply with this discussed rule.

Company Response: We have revised the risk factor in accordance with this comment as follows:

Our business and financial performance may be materially adversely affected if the PRC regulatory authorities determine that our acquisition of Oumei constitutes a Round-trip Investment without MOFCOM approval.

On August 8, 2006, six PRC regulatory agencies promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the 2006 M&A Rule, which regulate "Round-trip Investments," defined as having taken place when a PRC business that is owned by PRC individual(s) is sold to a non-PRC entity that is established or controlled, directly or indirectly, by those same PRC individual(s). See "Business – PRC Government Regulations – Mergers and Acquisitions" for a detailed discussion of the 2006 M&A Rule.

Oumei was acquired in 2007 by Leewell, which was then owned and controlled by Mr. Li Zhou, a citizen of the Commonwealth of Australia. Mr. Zhou acted as a nominee of Mr. Weiqing Zhang and Ms. Xiaoyan Cheng, the daughter of Mr. Antoine Cheng. Mr. Cheng was a PRC citizen at the time but has since become a Philippine citizen. The acquisition was approved by the local counterpart of the PRC Ministry of Commerce, or MOFCOM. Mr. Zhou also founded Longhai Holdings, a BVI company. In September 2009, ownership of Longhai Holdings was transferred to Mr. Cheng (now a citizen of the Philippines), who became our Chairman. After Mr. Cheng acquired ownership of Longhai Holdings, Longhai Holdings acquired all of Mr. Zhou’s equity interest in Leewell. The PRC regulatory authorities may take the view that these transactions required the approval of the central office of MOFCOM in Beijing because Mr. Zhou was acting as a nominee for Mr. Zhang and Ms. Cheng, two PRC citizens, and avoiding compliance with the 2006 M&A Rule (i.e., failure to obtain the approval of the central office of MOFCOM in Beijing as opposed to MOFCOM’s local office) through the use of a nominee arrangement, trust or similar means, which is prohibited. We did not seek or obtain that approval because we believed that Mr. Zhou’s role in the transaction was only transient and that the ultimate substance of the transaction was the acquisition of Oumei by Mr. Cheng, our Chairman, who is no longer a PRC citizen. In other words, the acquisition of Oumei and the Share Exchange Agreement were part of an overall series of arrangements that were designed to result in Mr. Cheng becoming a majority owner and effective controlling party of a foreign entity that acquired ownership of our Chinese subsidiaries. If the PRC regulatory authorities take the view that we should have obtained the approval of the central office of MOFCOM in Beijing, we cannot assure you that we will be able to obtain that approval after the fact and we believe that it would be very difficult to do so. It is also possible that the PRC regulatory authorities could invalidate our acquisition and ownership of our Chinese subsidiaries. Additionally, the PRC regulatory authorities may take the view that these transactions require the prior approval of the China Securities Regulatory Commission, or CSRC, before MOFCOM approval is obtained. If we cannot obtain MOFCOM or CSRC approval if required by the PRC regulatory authorities to do so, and if we cannot put in place or enforce an alternative and equivalent means of control of our Chinese subsidiaries, the PRC regulatory authorities may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC, restrict or prohibit payment or remittance of dividends to us or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our shares.

4.

In the appropriate place within your business section, please clarify what you mean by the statement: “The PRC regulatory authorities may take the view that these transactions required the approval of the central office of MOFCOM in Beijing because Mr. Zhou was acting as a nominee for Mr. Zhang and Ms. Cheng, two PRC citizens, and avoiding compliance with the 2006 M&A Rule (i.e., failure to obtain the approval of the central office of MOFCOM in Beijing opposed to MOFCOM’s local office) through the use of a nominee arrangement, trust or similar means is prohibited.” Also, please discuss any alternative or equivalent means of establishing control over the noted subsidiaries if your prior method was deemed invalid.

Company Response: We have revised our disclosure under the heading “PRC Government Regulations – Merger and Acquisitions” of the Business section in compliance with this comment as follows:

As we stated under “Risk factors—Risks Related to Doing Business in China—Our business and financial performance may be materially adversely affected if the PRC regulatory authorities determine that our acquisition of Oumei constitutes a Round-trip Investment without MOFCOM approval,” Oumei was acquired in 2007 by Leewell, which was then owned and controlled by Mr. Li Zhou, an Australian citizen. Mr. Zhou acted as a nominee of Mr. Weiqing Zhang and Ms. Xiaoyan Cheng, the daughter of Mr. Antoine Cheng. Mr. Cheng was a PRC citizen at the time but has since become a Philippine citizen. The acquisition was approved by the local counterpart of the MOFCOM. Mr. Zhou also founded Longhai Holdings, a BVI company. In September 2009, ownership of Longhai Holdings was transferred to Mr. Cheng. After Mr. Cheng acquired ownership of Longhai Holdings, Longhai Holdings acquired all of Mr. Zhou’s equity interest in Leewell. The PRC regulatory authorities may take the view that these transactions required the approval of the central office of MOFCOM in Beijing because Mr. Zhou was acting as a nominee for Mr. Zhang and Ms. Cheng, two PRC citizens, and avoiding compliance with the 2006 M&A Rule (i.e., failure to obtain the approval of the central office of MOFCOM in Beijing as opposed to MOFCOM’s local office) through the use of a nominee arrangement, trust or similar means, which is prohibited. In other words, the PRC regulatory authorities may believe that these transactions and the Share Exchange Agreement are part of an overall series of arrangements which constitute a Round-trip Investment and as a result, these transactions may be deemed invalid by the PRC regulatory authorities.

If this takes place, we would seek to take remedial action and find a way to re-establish control of our Chinese subsidiaries’ business operations. One way to re-establish control would be through a series of contractual arrangements rather than an outright purchase of our Chinese subsidiaries. If we had to re-establish control through contractual arrangements, we would first transfer back our equity interests in Oumei from Leewell to the prior shareholders of Oumei. After that, we would set up a new wholly-owned foreign enterprise, or the WOFE, in the PRC and re-establish control over Oumei through a series of contractual agreements among the WOFE and the shareholders of Oumei, such as an exclusive technical consulting service agreement, an operating agreement, an equity pledge agreement and an equity purchase agreement. Through these agreements, we expect that we would have substantial control over Oumei and its PRC operating subsidiaries’ daily operations and financial affairs, election of their senior executives and all matters requiring shareholder approval. Furthermore, as the primary beneficiary of these entities, we believe that we would be entitled to consolidate the financial results of Oumei and its subsidiaries in our consolidated financial statements under relevant U.S. GAAP.

Use of Proceeds, page 20 and 2A

5.

Please update your disclosure to account for the sale of shares based on the exercise of the warrants and disclose the amount you may receive from the exercise of the warrants. Please disclose how you will use the proceeds received from the exercise of the warrants.

Company Response: We revised our disclosure on page 2A in accordance with this comment. The Use of Proceeds section on page 20 is with respect to the proceeds of the primary offering. Since we removed the underwriters’ warrants from the Registration Statement, we believe that no changes are necessary to page 20.

Management’s Discussion and Analysis ..., page 28

6.	Please update your disclosure in accordance with Item 303 of Regulation S-K.

Company Response: We have updated our disclosure in accordance with Item 303 of Regulation S-K.

Recent Developments, page 28

7.	Please revise to disclose the date you began to pay damages by reducing the exercise price of the warrants by $.08 per month.

Company Response: We have revised our disclosure to state the date that we began to pay damages by reducing the exercise price of the warrants by $.08 per month.

Comparison of Six Months Ended June 25, 2010 and June 25, 2009, page 30

Table setting forth square meters sold and average selling price ..., page 32

8.

We note your response to comment 8 of our letter dated October 22, 2010. Please revise the footnotes to this table to reflect the disclosure contained in parts C and D of your response. Please make corresponding changes to the table on page 36.

Company Response: We have revised the footnotes to reflect the disclosure contained in parts C and D of our response letter dated October 22, 2010, in accordance with this comment.

Projects Under Construction, page 60

9.	We note your disclosure in the table regarding GFA sq.m. The figures in this table do not appear to be consistent with your disclosure on pages 31 and 35. Please advise or revise.

Company Response: We have revised the figures in this table to be consistent with our disclosure on pages 31 and 35.

Management, page 72

10.

We note your response to comment 16 of our letter dated October 22, 2010. Please revise your disclosure regarding Mr. Cheng’s experience to clarify when he became the sole shareholder and director of Longhai Group. Additionally, please disclose when he became the sole shareholder of Longhai Holdings. Please note that the disclosure for Mr. Cheng should address all of his business experience in the past five years in accordance with Item 401 of Regulation S-K.

Company Response: We have revised the disclosure regarding Mr. Cheng’s experience as follows:

Mr. Antoine Cheng. Mr. Cheng has been the Chairman of our board of directors since the closing of our reverse acquisition of Leewell on April 14, 2010 and has served as the Chairman of Oumei since 2009. Since September 22, 2009, Mr. Cheng has been the sole shareholder and director of Longhai Holdings, our controlling shareholder, and since 2006 he has also been sole shareholder and director of Longhai Group, a PRC infrastructure and building construction company, and our related party. Longhai Holdings and Longhai Group are under common control, but do not have any other relationship. Prior to his retirement from governmental service in 2006, Mr. Cheng served as Chief Director of the Industry and Commerce Department of the Qingdao (Pingdu and Jimo) Municipal Government from 1998 to 2006 and as Vice Chief Director of the Public Security Bureau of the Pingdu Municipal Government from 1992 to 1998. Mr. Cheng received his Master’s degree in economics from Shandong Public Administration College in 2005.

Executive Compensation, page 78

11.	We note your response to comment 17 of our letter dated October 22, 2010. Please revise your disclosure to provide a more detailed description of the material terms of the Equity Incentive Plan.

Company Response: We have revised our disclosure to provide a more detailed description of the material terms of the Equity Incentive Plan.

Financial Statements, page F-1

12.	Please update your financial statements in accordance with Rule 3-12 of Regulation S-X

Company Response: We have updated our financial statements in accordance with Rule 3-12 of Regulation S-X.

Leewell Investment Group Limited Financial Statements, page F-28

13.

Please include the disclosures required by ASC 250-10-50-7 and 50-8 pertaining to your restatement related to the acquisitions of Weifang Industry, CXSY and LHFDC. Please note the restatement should also be referenced in the audit report.

Company Response: The financial statements of Leewell Investment Group Limited have been revised to include the disclosures required by ASC 250-10-50-7 and 50-8 for the acquisitions of Weifang Industry, CXSY and LHFDC, and the audit report has been revised to reference the restatement.

Exhibits

14.

We note your response to comment 21 of our letter dated October 22, 2010. Your disclosure on page 100 indicates that Deheng Law Firm will “pass upon” matters of PRC law and be relied upon by Pillsbury Winthrop Shaw Pittman LLP. If one counsel relies on another in rendering its opinion, such opinion should disclose the reliance and the opinion relied upon should also be f1led. Please have your opinions revised as applicable and file the opinion provided by Deheng Law Firm or advise.

Company Response: Since we have removed the underwriters’ warrants from the Registration Statement, we have also removed the opinion of Pillsbury Winthrop Shaw Pittman LLP regarding the enforceability of underwriters’ warrants from our exhibit index.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (86) 532 8099 7969 or Louis A. Bevilacqua, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (202) 663-8158.

Sincerely,

China Oumei Real Estate Inc.

By: /s/ Weiqing Zhang
       Weiqing Zhang
       Chief Executive Officer